

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2014

Via E-mail
Albert Behler
President and Chief Executive Officer
Paramount Group, Inc.
1633 Broadway, Suite 1801
New York, NY 10019

> **Re: Paramount Group, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-11**
> **Submitted July 28, 2014**
> **CIK No. 0001605607**

Dear Mr. Behler:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Distribution Policy, pages 56 – 60

1. Reference is made to footnotes (1) and (2) of the table starting on page 58. We believe these adjustments should all be net of expenses. Please confirm whether these adjustments are net of expenses and revise to disclose the amount of expenses and describe the types of expenses.

2. Reference is made to your adjustments for unrealized gain from real estate fund investments and interest rate swaps. Please revise to include a footnote disclosure describing the rationale for such adjustments and/or reference discussion elsewhere within your document.

3. We note you have disclosed estimated initial annual distributions per share. Given that the initial annual distributions represent a Non-GAAP liquidity measure, disclosure of

such a measure on a per share basis is prohibited. Reference is made to Question 102.05 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Business and Growth Strategies, page 150

4.   We note your response to comment 20 of our comment letter dated June 11, 2014. Where applicable, please revise your disclosure to include a narrative discussion of any prior adverse business developments or advise.

Pro-Forma Financial Information

1. Adjustments to the Pro Forma Combined Consolidated Balance Sheet

5.   We have considered your response to comment 28.   You indicate that the value of the common shares/units issued does not impact the adjustments made in the pro forma financial statements.   However, you have amounts attributed to total equity in your pro forma balance sheets.   Please clarify.   In addition, for each footnote where you indicate the issuance of shares of common or units, please expand to discuss how you will determine the ultimate number of shares or units to be issued (i.e. IPO price).

6.   Reference is made to Note (D), please revise footnotes (1) through (4) to include footnote explanations for each of the adjustment amounts.   Your discussion should discuss how the amounts were either calculated or where the amounts were derived (i.e. historical financial statements of the underlying property investments of the Property Funds).   For example, where you indicate that the 50% ownership interest in 1325 Avenue of the Americas will be treated as a step acquisition and re-measured to fair value, your disclosures should be similar to footnote (2) of Note (C).

7.   Reference is made to footnote (1) of Note (D).   You indicate that as part of the formation transactions, you will purchase the 24.5% interest held by your joint venture partner. Please clarify and revise your disclosures to discuss whether this will be settled for cash or common shares or units.

8.   Reference is made to footnote (E) Other Pro Forma Adjustments.   Please separately present as separate columns the sale of 49% in One Market Plaza and the new credit facility.

Paramount Predecessor – Un-Audited

Note 1. Organization and Basis Of Presentation, pages F-28 – F-30

9.   Please revise to include a statement indicating that your unaudited financial statements reflects all adjustments, which are, in the opinion of management, necessary to a fair

statement of the results for the interim periods presented and that all such adjustments are of a normal recurring nature or information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments.   Reference is made to Rule 10-01(b)(8) of Regulation S-X.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Wilson Lee, Staff Accountant, at (202) 3468 or Kevin Woody, Accounting Branch Chief, at (202) 3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or Kristina Aberg, Senior Counsel, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director

cc: Gilbert G. Menna
        Goodwin Procter LLP